UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment no. 10)*

                               Tofutti Brands Inc.
                               -------------------
                                (Name of Issuer)

                      Common Stock, par value $01 per share
                      -------------------------------------
                         (Title of Class of Securities)


                                    89906B105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [ ]      Rule 13d-1(c)

 [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.  88906B105                        13G              Page 2 of 5 Pages


1   Name of Reporting Person:  David Mintz
      I.R.S. Identification No. of above person (entities only): N/A


2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [ ]

3   SEC Use Only

4   Citizenship or Place of Organization:     United States


Number of      5    Sole Voting Power:        2,934,000 shares of Common Stock*
Shares
Beneficially   6    Shared Voting Power:      0
Owned by
Each           7    Sole Dispositive Power:   2,934,000 shares of Common Stock *
Reporting
Person With    8    Shared Dispositive Power: 0


9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                              2,934,000 shares of Common Stock *


10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                         (See Instructions): [ ]


11  Percent of Class Represented by Amount in Row (9):  48.5%**


12  Type of Reporting Person (See Instructions):       IN


-----------------

*    Includes 300,000 shares subject to currently exercisable options.

** This is a percentage of the sum of (1) the 5,753,667 shares of Common Stock which the Issuer's transfer agent has advised the Reporting Person were outstanding on December 31, 2003, and (2) the 300,000 shares issuable upon exercise of options held by the Reporting Person.

                                                               Page 3 of 5 Pages

Item 1.

(a) Name of Issuer: Tofutti Brands Inc.

(b) Address of Issuer's Principal Executive Offices: 50 Jackson Drive,
                                                     Cranford, New Jersey  07016

Item 2.

(a) Name of Person Filing: David Mintz

(b) Address of Principal Business Office or, if none, Residence:
                                   50 Jackson Drive, Cranford, New Jersey  07016

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock, par value $.01 per share

(e) CUSIP Number: 88906B105

Item 3.  Not applicable

Item 4.  Ownership

(a) Amount beneficially owned: 2,934,000 shares of Common Stock*

(b) Percent of class: 48.5%**

(c) Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote: 2,934,000 shares of Common Stock*

     (ii) Shared power to vote or to direct the vote: 0

     (iii)Sole power to dispose or to direct the disposition of: 2,934,000 shares of Common Stock*

     (iv) Shared power to dispose or to direct the disposition of: 0

-----------------

*    Includes 300,000 shares subject to currently exercisable options.

** This is a percentage of the sum of (1) the 5,753,667 shares of Common Stock which the Issuer's transfer agent has advised the Reporting Person were outstanding on December 31, 2003, and (2) the 300,000 shares issuable upon exercise of options held by the Reporting Person.

                                                               Page 4 of 5 Pages


Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

          Not applicable.

Item 9.  Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

          Not applicable.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2004

                                                     /s/David Mintz
                                                     --------------
                                                     David Mintz